Exhibit 4.1

As of September 30, 2024, SIFCO Industries, Inc (“SIFCO,” “we,” “us,” “our,” and the “Company”) has one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended: our Common Shares.
DESCRIPTION OF COMMON SHARES
The following description of our Common Shares is a summary of the material terms and provisions that apply to our Common Shares. The summary does not purport to be complete. The summary is subject to and qualified in its entirety by reference to our Third Amended Articles of Incorporation (“Articles of Incorporation”) and our Amended and Restated Code of Regulations (“Code of Regulations”), which are filed as exhibits to our Annual Report on Form 10-K and are incorporated by reference herein. We encourage you to carefully review our Articles of Incorporation and our Code of Regulations, for additional information.
Authorized Capital Stock
Under the Company’s Articles of Incorporation, the Company’s authorized capital shares consist of 10,000,000 shares of Common Shares, $1.00 par value per share (“Common Shares”). The outstanding shares of our Common Shares are fully paid and nonassessable.
Common Shares
The Board of Directors of the Company is authorized to cause Common Shares to be issued in one or more series and with respect to each series may set the designation of the series, the number of shares of the series, the annual dividend rate of the series, the dates at which dividends, if declared, shall be payable, the redemption rights and price or prices, the terms and amount of any sinking fund provided for the purchase or redemption of shares of the series, the amounts payable on shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Company, whether the shares are convertible into Common Shares and if so the conversion price, and any restrictions on the issuance of shares of the same series or any other class or series.
Holders of the Company’s Common Shares are entitled to:
Voting Rights
◦one vote per share on all matters to be voted on by such holders, including the election of directors. The Common Shares are subject to the express terms (including with respect to voting rights) of Serial Preferred Shares and any series thereof, if any (of which the Company does not have any outstanding as of September 30, 2024).
Dividend Rights
◦subject to the (i) preference of any “Serial Preferred Shares,” if any (of which the Company does not have any outstanding as of September 30, 2024) and (ii) rights of the holders of outstanding shares of Common Shares, receive dividends, if any, as may be declared from time to time by our Board of Directors, in its discretion, out of funds legally available for the payment of dividends. Dividends are to be cumulative for all Common Shares in the same series. When such dividends are declared for Common Shares, such proportionate dividend for the same quarterly period and in proportion to the respective annual dividend rate shall be paid or set aside for all Common Shares.
Liquidation Rights
◦subject to the (i) preference of any “Serial Preferred Shares,” if any (of which the Company does not have any outstanding as of September 30, 2024) and (ii) rights of the holders of outstanding shares of Common Shares, share ratably in all assets legally available for distribution to our shareholders in the event of our liquidation, dissolution or winding up, either voluntary or involuntary.

Exhibit 4.1

Holders of the Company’s Common are Shares are not entitled to:
Voting Rights
◦cumulative voting rights.
Other Rights and Preferences
◦preemptive rights or the right to convert their Common Shares into any other securities. There are no redemption or sinking fund provisions applicable to our Common Shares.
Transfer Agent and Registrar
◦Computershare, Inc. is the transfer agent and registrar for the Company’s Common Shares.
Exchange Listing
◦Our Common Shares are traded on the New York Stock Exchange under the symbol “SIF.”